

09057329

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32650

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLLOWAY & ASSOCIATES INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ONE MILL PLACE, SUITE 101
                                       (No. and Street)

EASTON   MARYLAND   21601
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  F DAVID HOLLOWAY   410-822-9500
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALLACE & COMPANY CPAS
                             (Name – *if individual, state last, first, middle name*)

111 N WEST STREET, SUITE D   PO BOX 1496   EASTON, MARYLAND 21601
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

(stamp) SEC Mail Processing Section FEB 26 2009 Washington, DC 101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___F. DAVID HOLLOWAY_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___HOLLOWAY & ASSOCIATES INC._____ , as of ___DECEMBER 31,_____, 20 _08____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT

Title

_____ My Commission Expires 10/17/2011
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Satement of Cash Flows

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Wallace & Company, CPA's

111 N. West Street, Unit D
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

The Board of Directors
Holloway & Associates, Inc.
One Mill Place, Suite 101
Post Office Box 1559
Easton, Maryland 21601-1559

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Holloway & Associates, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, the computation of net capital requirement and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the accompanying financial statements, including the net capital computation, were prepared as required by the Securities and Exchange Commission.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holloway & Associates, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wallace & Company CPAs

Easton, Maryland
February 23, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | HOLLOWAY & ASSOCIATES INC. | **N 3** | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/08__ | 99
SEC FILE NO. __8-32650__ | 98
Consolidated | 198
Unconsolidated | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 11240	200			$ 11240	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers	24386	355		600	24386	830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets PREPAID EXPENSES		535	6099	735	6099	930
12.	TOTAL ASSETS	$ 35626	540	$ 6099	740	$ 41725	940

OMIT PENNIES

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HOLLOWAY & ASSOCIATES INC.	as of	12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ⹖13 $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ⹖10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1387 [1205]	[1385]	1387 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ⹖12	[1390] ⹖14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ⹖9 $ [970]			
2. includes equity subordination (15c3-1(d)) of ... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1387 [1230]	$ [1450]	$ 1387 [1760]

Ownership Equity

21. Sole Proprietorship ⹖15 $			[1770]
22. Partnership (limited partners) ⹖11 ($ [1020])			[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock 1000 AUTHORIZED, ISSUED & OUTSTANDING,NO PAR VALUE		1000	[1792]
C. Additional paid-in capital		7818	[1793]
D. Retained earnings		31520	[1794]
E. Total		40338	[1795]
F. Less capital stock in treasury ⹖16 (			[1796]
24. TOTAL OWNERSHIP EQUITY		$ 40338	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 41725	[1810]

OMIT PENNIES

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   HOLLOWAY & ASSOCIATES INC.   as of   12/31/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition .... $	40338	3480
2.	Deduct ownership equity not allowable for Net Capital .... ¹⁹ (	)	3490
3.	Total ownership equity qualified for Net Capital	40338	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities .... $	40338	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)............... ¹⁷ $ 6099 3540		
	B. Secured demand note delinquency 3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges 3600		
	D. Other deductions and/or charges... 3610 (	6099)	3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions .... ²⁰ $	34239	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments ....$ 3660		
	B. Subordinated securities borrowings 3670		
	C. Trading and investment securities:		
	1. Exempted securities .... ¹⁸ 3735		
	2. Debt securities 3733		
	3. Options 3730		
	4. Other securities 3734		
	D. Undue Concentration 3650		
	E. Other (List) .... 3736 (	)	3740
10.	Net Capital .... $	34239	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HOLLOWAY & ASSOCIATES INC.	as of ___12/31/08___

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5000	3760
14. Excess net capital (line 10 less 13)	$	29239	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....₂₂	$	34100	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	1387	3790
17. Add:				
A. Drafts for immediate credit ....₂₁ $ _____ 3800				
B. Market value of securities borrowed for which no equivalent value is paid or credited ....$ _____ 3810				
C. Other unrecorded amounts (List) ....$ _____ 3820		$		3830
18. Total aggregate indebtedness		$	1387	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	4.054%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	0.000%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ....₂₃	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement , or
  2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT
4

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   HOLLOWAY & ASSOCIATES INC.

For the period (MMDDYY) from₂₄ 1/1/08 |3932| to 12/31/08 |3933|
Number of months included in this statement _____12_____ |3931|

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ |3935|
   b. Commissions on listed option transactions ..... ANNUITIES .... ₂₅ ____552988____ |3938|
   c. All other securities commissions .... _____ |3939|
   d. Total securities commissions .... _____ |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ |3945|
   b. From all other trading .... _____ |3949|
   c. Total gain (loss) .... _____ |3950|
3. Gains or losses on firm securities investment accounts .... _____ |3952|
4. Profit (loss) from underwriting and selling groups .... ₂₆ _____ |3955|
5. Revenue from sale of investment company shares ...... MUTUAL FUNDS .... ____42874____ |3970|
6. Commodities revenue .... _____ |3990|
7. Fees for account supervision, investment advisory and administrative services .... _____ |3975|
8. Other revenue ..... INTEREST INCOME .... _____66_____ |3995|
9. Total revenue .... $ ____595928____ |4030|

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... ____451764____ |4120|
11. Other employee compensation and benefits .... _____2839____ |4115|
12. Commissions paid to other broker-dealers .... _____ |4140|
13. Interest expense .... _____ |4075|
   a. Includes interest on accounts subject to subordination agreements .... _____ |4070|
14. Regulatory fees and expenses .... _____ |4195|
15. Other expenses .... ____103506____ |4100|
16. Total expenses .... $ ____558109____ |4200|

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ ____37819____ |4210|
18. Provision for Federal income taxes (for parent only) .... ₂₈ _____ |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ |4222|
   a. After Federal income taxes of .... _____ |4338|
20. Extraordinary gains (losses) .... _____ |4224|
   a. After Federal income taxes of .... _____ |4239|
21. Cumulative effect of changes in accounting principles .... _____ |4225|
22. Net income (loss) after Federal income taxes and extraordinary items .... $ ____37819____ |4230|

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ ____(1459)____ |4211|

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT
5

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HOLLOWAY & ASSOCIATES, INC.

For the period (MMDDYY) from 1/1/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 49105	4240
A. Net income (loss)	37819	4250
B. Additions (Includes non-conforming capital of .... $ [4262])		4260
C. Deductions (Includes non-conforming capital of .... $ 46586 [4272])	46586	4270
2. Balance, end of period (From item 1800)	$ 40338	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

6

HOLLOWAY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash Received From Commissions	$	608,894
Interest Received		66
Cash Paid to Suppliers and Employees		(562,083)
Cash Paid – Advances to Officer		(46,586)
NET CASH FROM OPERATING ACTIVITIES	$	291

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase Fixed Asset	$	0
NET CHANGE IN CASH		291
CASH AND EQUIVALENTS AT 12/31/06		10,949
CASH AND EQUIVALENTS AT 12/31/07	$	11,240

Net Profit		63,819
Operating Activities:		
Distribution to Shareholder	(46,586)	
(Increase) Decrease in Assets:		
Accounts Receivable	13,033	
Prepaid Expenses	1,090	
Increase (Decrease) in Liabilities:		
Accounts Payable	(5,065)	
TOTAL ADJUSTMENTS		(37,528)
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 291

Non-Cash Items:

Distributions to Shareholder	$	0
Supplemental Disclosures of Cash Flow Information:		
Cash Paid for Interest Expense	$	0
Income Taxes Paid (See Notes to Financial Statements)	$	0

HOLLOWAY & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

NOTE 1.   <u>FORM OF PRESENTATION</u>

These financial statements are presented as the Annual Audited Report Form X-17A-5, Part IIA, as required by the Securities and Exchange Commission. This information is required of brokers and dealers. Holloway & Associates, Inc. holds membership in the Financial Industry Regulatory Authority (FINRA), and, as such, is also required to file an annual report with that authority.

NOTE 2.   <u>SIGNIFICANT ACCOUNTING POLICIES</u>

Significant accounting policies are as follows:

<u>Property and Equipment</u>

The major groups of equipment consist of:

Machinery and Equipment	$ 11,595
Furniture and Fixtures	5,298
	16,893
Less Accumulated Depreciation	16,893
TOTAL	$ 0

<u>Depreciation</u>

Depreciation is provided primarily on accelerated methods, including IRS Code Section 179 deductions, used for federal income tax purposes over the applicable life of the depreciable asset. All fixed assets have been fully depreciated. Depreciation expense for 2008 was zero.

<u>Income Taxes</u>

The Company has elected to have its income taxed under Subchapter S of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the shareholder is taxed on his proportionate share of the Company's taxable income. Therefore, a provision or liability for federal or state income taxes is not included in these financial statements. In addition, deferred income taxes have not been calculated.

<u>Minimum Net Capital Requirement</u>

Effective July 1, 1994, the Company must maintain minimum net capital of $5,000.

<u>Cash Equivalents</u>

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2. **SIGNIFICANT ACCOUNTING POLICIES - CONTINUED**

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Management

The Company invests its working cash balances in interest bearing accounts whenever possible. Cash accounts are adequately covered by FDIC insurance at the end of the calendar year.

Risk Management

The Company carries commercial general, property, employee, and liability insurance coverage. Insurance needs and coverage are reviewed periodically.

NOTE 3. **LEASE AGREEMENTS**

The Company leases office space under a two-year operating lease, which terminated July 31, 2008 and was renewed until July 31, 2009. Office rental expense was $15,750 for the year ended December 31, 2008.

The minimum payment obligation under this lease for the next year is as follows:

2008	$ 15,917
TOTAL	$ 15,917

NOTE 4. **RECEIVABLES**

Receivables at December 31, 2008 consisted of:

Commissions Receivable	$ 24,381

NOTE 5.   <u>**RELATED PARTIES**</u>

The 100% shareholder of the Company also operates an insurance business as a sole proprietorship. Secretarial services are provided to the Company from the sole proprietorship in exchange for the use of the office space. The Company and the sole proprietorship share auto and other expenses. Allocations for shared office expenses have been made between the Company and the sole proprietorship.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HOLLOWAY & ASSOCIATES INC.	as of ___12/31/08___

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1   X   [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm $^{\sim}_{39}$ _____ [4335]   [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$^{\sim}_{31}$ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
$^{\sim}_{32}$ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
$^{\sim}_{33}$ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
$^{\sim}_{34}$ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
$^{\sim}_{35}$ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ $^{\sim}_{36}$ _____ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

<u>**SUPPLEMENTAL SCHEDULE I**</u>

HOLLOWAY & ASSOCIATES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED
COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2008

Net Capital Per Unaudited Focus Report as of 12/31/08	$ 39,366
Adjustment of Receivables From Non-Customers (Line 355): Less Commissions Receivable Overstated	(5,514)
Adjustment of Accounts Payable (Line 1205):	
Add Accounts Payable Adjustment Overstated	387
Net Capital Per Audited Focus Report as of 12/31/08	$ 34,239

HOLLOWAY & ASSOCIATES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED STATEMENT
OF CHANGES IN OWNERSHIP EQUITY
YEAR ENDED DECEMBER 31, 2008

Total Ownership Equity Per Unaudited Focus Report as of 12/31/08	$ 41,664
Change in Net Income	12,261
Distributions to Shareholder	(13,587)
Total Ownership Equity per Audited Focus Report as of 12/31/08	$ 40,338

Wallace & Company, CPA's

111 N. West Street, Unit D
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

Board of Directors
Holloway & Associates, Inc.
One Mill Place, Suite 101
Post Office Box 1559
Easton, Maryland 21601-1559

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY
SEC RULE 17a-5

In planning and performing our audit of the financial statements of Holloway & Associates, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Holloway & Associates, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g): (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under section 8 of Regulations T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Holloway & Associates, Inc.
Page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing the assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Wallace + Company CPAs

Easton, Maryland
February 23, 2009

Wallace & Company

Certified Public Accountants

HOLLOWAY & ASSOCIATES, INC.

ANNUAL AUDITED FOCUS REPORT

YEAR ENDED DECEMBER 31, 2008

111 N. West Street, Unit D
P.O. Box 1496
Easton, Maryland 21601
410-822-9306
Fax: 410-822-9309

HOLLOWAY & ASSOCIATES, INC.

ANNUAL AUDIT FOCUS REPORT

YEAR ENDED DECEMBER 31, 2008

C O N T E N T S